Exhibit 12

Radian Group Inc.
Ratio of Earnings to Fixed Charges

(In thousands)	Six Months Ended	Fiscal Years Ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
Net earnings (loss)	$377,592	$(196,985)	$(451,468)	$302,150	$(1,805,867)	$(147,879)
Federal and state income tax provision (benefit)	3,335	(10,070)	7,271	66,362	226,189	(94,401)
Earnings (loss) before income taxes	380,927	(207,055)	(444,197)	368,512	(1,579,678)	(242,280)
Equity in net loss (income) of affiliates	(13)	(1)	13	(65)	(14,668)	(33,226)
Distributed income from equity investees	—	—	92	—	29,498	11,040
Net earnings (loss) before fixed charges	380,914	(207,056)	(444,092)	368,447	(1,564,848)	(264,466)
Fixed charges:
Interest	42,275	74,618	51,832	61,394	41,777	46,010
One-Third of all rentals	419	1,432	1,873	1,678	1,621	2,496
Fixed charges	42,694	76,050	53,705	63,072	43,398	48,506
Net earnings (loss) available for fixed charges (1)	$423,608	$(131,006)	$(390,387)	$431,519	$(1,521,450)	$(215,960)
Ratio of net earnings (loss) to fixed charges	9.9x	(2)	(2)	6.8x	(2)	(2)

(1)	We do not have any preferred stock dividends for any of the periods presented.

(2)
For the fiscal years ended December 31, 2013, 2012, 2010 and 2009, earnings were not adequate to cover fixed charges in the amounts of $(131,006), $(390,387), $(1,521,450) and $(215,960), respectively. Interest on tax accruals that are non-third party indebtedness are excluded from the calculations.